Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year Ended December 31
(in millions)	June 30, 2009	2008	2007	2006	2005	2004

Loss from continuing operations before provision for income taxes	$(504)	$(874)	$(256)	$(583)	$(1,208)	$(625)
Adjustments:
Minority interest in income of subsidiaries with fixed charges	-	-	(1)	-	(3)	(3)
Undistributed (earnings) loss of equity method investees	-	-	(1)	(7)	(12)	(30)
Interest expense	48	108	113	172	139	111
Interest component of rental expense *	20	39	43	53	50	54
Amortization of capitalized interest	1	2	9	43	22	25
Earnings as adjusted	$(435)	$(725)	$(93)	$(322)	$(1,012)	$(468)

Fixed charges:
Interest expense	48	108	113	172	139	111
Interest component of rental expense *	20	39	43	53	50	54
Capitalized interest	1	3	2	3	3	2
Total fixed charges	$69	$150	$158	$228	$192	$167

Ratio of earnings to fixed charges	(1)	(2)	(3)	(4)	(5)	(6)

*	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

(1)	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges. The coverage deficiency was $504 million.

(2)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $875 million.

(3)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $251 million.

(4)	Earnings for the year ended December 31, 2006 were in adequate to cover fixed charges. The coverage deficiency was $550 million.

(5)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $1,204 million.

(6)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $635 million.